March 26, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 8, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Our Business, page 1

1. We refer to the first paragraph of your Summary and note that the prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. Please revise this opening paragraph to explain that your operations are pre-clinical in nature. In light of your pre-clincial status and your disclosures on page 23, also revise to remove your claim of industry leadership.
2. Please revise your Summary Overview to explain briefly why your preclincial work has focused exclusively on testing your potential drug candidates side-by-side against CBD.
       To place this research in context, disclose whether any CBD-based or CDB-derived drugs have received FDA or foreign regulatory clearances to treat the indications you target.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany2019
March 26, NameKannalife, Inc.
March 26, 2019 Page 2
Page 2
FirstName LastName
3. We refer to prior comment 4 and note that your revised prospectus contains several performance claims concerning drugs that you have not tested clinically and that have not been approved by FDA or comparable regulatory bodies. Please review your prospectus and revise to remove all such performance claims or, alternatively, revise to place them into appropriate context. Without limitation, we note the following disclosures:
           "our proven drug discovery and development processes" (page 1);
           "we have successfully synthesized, tested and patented our proprietary CBD derived new chemical entities" (page 1);
           "both molecules exhibited complete efficacy" (page 2); and Kannalife has "solved" problems exhibited in CBD (i.e., severe limitations in terms of
             potency, safety, oral bioavailability, and regulatory restrictions) (page 52).
4. We note your revised disclosure concerning the '507 patent and refer to comment 6 from our November 1, 2018 letter. Based on your revised disclosure, it is unclear why you highlight this patent prominently in your Summary, particularly given
(i) your disclosure
         on page 46 that this patent expires in less than one month and (ii) your disclosure on page
         41 that "the weight of the Company's future success, drug development program regarding cannabidiol based therapeutics is not centered on the `507 Patent." Please revise accordingly. For guidance, please refer to the Instruction to Regulation S-K, Item
         503(a).
5. We refer to your Summary disclosure in the final paragraph of page 1 and your corresponding Business disclosures on page 56-57. Please tell us, and revise the prospectus to clarify, your basis for the claim at the bottom of page 1 that your research
         "determined that one of our patented CBD derived target drug candidates, KLS-13019 was superior to CBD in the potential treatment of chemotherapy induced peripheral neuropathy ("CIPN")." In this regard, we note that your disclosure in the fifth paragraph on page 56 suggests that you and your partners have not yet conducted the "Phase I STTR application" related to CIPN. We also note that the final sentence in the second paragraph on page 57 references "preclinical studies", but does not discuss those studies or their results, and that the third paragraph on page 57 discusses the "preliminary effects of KLS-13019 in a CIPN model", but does not compare the results against those achieved using CBD.
6. We refer to your disclosure in the first paragraph on page 2 relating to "top-line results from our pre-clinical efforts in the potential treatment of overt hepatic encephalopathy
         ("OHE") and the potential treatment of CIPN." For both indications, please revise your
         Business section to discuss in detail these efforts and results and show how they support your claims of "marked improvement" and "increased potency" relative to CDB. Also, explain the meaning of "top-line" and discuss any efforts or results that remain outstanding.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany2019
March 26, NameKannalife, Inc.
March 26, 2019 Page 3
Page 3
FirstName LastName
7. We refer to the second paragraph on page 2. Please revise the Business section to discuss the studies that support your statement that (i) treatment with KLS-13019 alone was 5-fold less toxic than CBD and (ii) our studies indicate that KLS-13019 was more potent and less toxic than CBD.
Corporate Strengths, page 2

8. We note that you have added a section to the Summary detailing several of your
         "Corporate Strengths." Accordingly, please revise your Summary presentation to also highlight significant risks and/or challenges that you face. With respect to bullet points 4,
         5 and 6, please also consider whether inclusion of a "Clinical Timelines" table, such as the one presented on page 42, would enhance your Summary presentation. Business
Kannalife Studies on CBD, page 48

9. We note your disclosure that CBD is a substance with "demonstrated protective properties against oxidative stress." To the extent that FDA and/or comparable foreign regulatory bodies have not approved CBD to treat oxidative stress, please revise to place this statement in context.
Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 50

10. We note your revisions in response to our prior comment 13. Please expand your disclosure concerning the MTTA to include the material terms including the following: each party's rights and obligations; financial terms, including the aggregate milestone payments and royalty rate or range not to exceed ten percent; duration of the agreement and royalty term; and termination provisions.
General

11. Please revise to update the financial statements by reference to Rule 8-08(b) of Regulation
         S-X.
12. In response to prior comment 19, you state that the Company's receipt of capital stock
         (i.e., shares of MJNA's common stock) from another entity in connection with the settlement of a dispute represents a disproportionate segment of the Company's total assets. Please explain why the Company is not an investment company under section
         3(a)(1)(C) of the Investment Company Act. In your response, please provide us with specific facts regarding the investment company status of the Company. Specifically, please explain why the Company's shares in the common stock of MJNA would not constitute "investment securities" under Section 3(a)(2) of the Investment Company Act and provide an analysis of the value of the Company's investment securities as a percentage of total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of the date of the latest balance sheet included in the Company's
 Dean Petkanas
Kannalife, Inc.
March 26, 2019
Page 4
       registration statement.
       You may contact Paul Cline at (202) 551-3851 or Jim Rosenberg at (202) 551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameDean Petkanas
                                                          Division of
Corporation Finance
Comapany NameKannalife, Inc.
                                                          Office of Healthcare
& Insurance
March 26, 2019 Page 4
cc:       Christopher L. Tinen, Esq.
FirstName LastName